EXHIBIT 99.9

Times of India

Interviewee: Sudip Banerjee.

Journalist: You guidance has been low compared to what your competition has given. Why such a low guidance?

Sudip Banerjee: It’s between 6-7% in the previous quarter. For the next quarter, it is more or less matching our earlier guidance. However it’s the other matter that our performance in last two quarters has exceeded guidance.

Journalist: What is the impact of Political Backlash on customers?

Sudip Banerjee: We have seen that the impact has been in our BPO business where customers are being more cautious compared to the customers in the IT services space who are more business savvy. But overall we have seen that majority of the new clients have been guarded and cautious. At the Wipro Technologies level we have added 31 customers in the IT services space and 4 in the BPO business.

Journalist: How has been the overall growth trend for Wipro?

Sudip Banerjee: Wipro has seen a good spread of business across verticals and service lines. Telecom, Retail, Energy & Utilities as well as Financial Services vertical have done well. We have also seen customer base expand across a large number of verticals.

Journalist: How is Europe developing as a business destination for Wipro?

Sudip Banerjee: The backlash has not been a major issue in Europe when compared to the US. Though the business has not grown as much as US, the YoY growth has still been positive at 23%.

Journalist: Is there anything you would like to add?

Sudip Banerjee: Questions have been raised on globalizations and its impact on the economies. The overall feeling is that globalization is good and will have a positive impact on the economies. Secondly companies such as Wipro have gained much in terms of Brand visibility by being in the limelight over the entire issue and the benefits of this will be accrued even after the debate dies out.